UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

DE ACQUISITION 4, INC.

(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	000-53927	27-2205723
(State or other jurisdiction of incorporation or organization)	Commission File No.	(IRS Employer Identification No.)

6046 FM 2920, Suite 619

Spring, Texas 77379

(Address of Principal Executive Offices)

(832) 813-7240

(Issuer’s Telephone Number)

Approximate Date of Mailing: June 4, 2014

DE ACQUISITION 4, INC.

6046 FM 2920, Suite 619

Spring, Texas 77379

INFORMATION STATEMENT

PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE

ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about June 4, 2014 to the holders of record immediately prior to the transaction on June 4, 2014 (the “Record Date”) of the common stock, par value $0.0001 per share (the “Common Stock”), of DE Acquisition 4, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a Securities Purchase Agreement, dated June 4, 2014 (the “Purchase Agreement”), by and between Ruth Shepley and Shire Warwick Lewis Group Limited as investors signatories (the “Investors”) thereto, pursuant to which Ruth Shepley sold an aggregate of 10,000 shares of the Common Stock of the Company. The transactions contemplated by the Purchase Agreement were consummated on June 9, 2014 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to DE Acquisition 4, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our stockholders.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S

STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On June 4, 2014, Ruth Shepley entered into and closed the Purchase Agreement between Ruth Shepley and Shire Warwick Lewis Group Limited (“Shire Warwick”), pursuant to which, Ruth Shepley sold an aggregate of 10,000 shares of the Company’s Common Stock to Shire Warwick for an aggregate purchase price of one dollar ($1). As a result of the closing of the Purchase Agreement Shire Warwick owns 100% of the Company’s outstanding common stock, resulting in a change in control of the Company (the “Transactions”).

Additionally, in connection with the terms of the Transaction, effective on the Closing Date upon the resignation of Ruth Shepley as President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer, Perry Lewis was appointed to serve as President, Chief Executive Officer, Treasurer, and Chief Financial Officer.  Additionally, on the Closing Date, Ruth Shepley appointed Perry Lewis to serve as the Sole Director of the Company effective upon Ruth Shepley’s resignation as Director, such resignation as the Sole Director to be effective upon the tenth day following the Company’s filing with the SEC and mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about June 14, 2014.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company have been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

VOTING SECURITIES

Immediately prior to the Transaction, the Company has 10,000 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRIOR TO THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of June 4, 2014, immediately before the closing of the Transaction by (i) each person who was known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our current officers and directors as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Ruth Shepley(3) 6046 FM 2920, Suite 619 Spring, Texas 77379	10,000	100%
All Officers and Directors as a Group (1) person	10,000	100%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2) Based on 10,000 shares of Common Stock issued and outstanding prior to the Closing Date.

(3)

Ruth Shepley served as the Company’s sole officer and director prior to the Closing Date.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AFTER THE TRANSACTION

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock after the Transaction as of the Effective Date by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of the named executive officers and directors; and (iii) all of our current officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, 6046 FM 2920, Suite 619, Spring, Texas 77379.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Shire Warwick Lewis Group Limited 468 Church Lane London, United Kingdom NW9 8UA	10,000	100%
All Officers and Directors as a group (1 person)	10,000	100%

(1)

Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to our Common Stock. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)

Based on 10,000 shares of Common Stock issued and outstanding upon the closing of the Transaction.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECTIVE OFFICERS AND DIRECTORS PRIOR TO THE TRANSACTION

Prior to the Transaction, our sole officer and director was Ms. Ruth Shepley, who was elected to serve until her successor is duly elected and qualified.

Ruth Shepley, age 67, has been the President and sole Director of Financial Broker Relations, Inc. a financial consulting company, since 1998.  In such capacity, she has run the day to day operations of this company which provides business advisory services for small private companies.  Her services specifically include the hiring of employees, administrative advice, business plan development as well as business coaching as needed for their clients. Ms. Shepley has owned and operated several small businesses during the last 30 years.  Ms. Shepley was formerly an officer and director of French Peak Resources, Inc. (now known as Confederate Motors, Inc.), a 1934 Exchange Act Company, from October 2008 to February 2009. In addition, from December 12, 2006 to February 1, 2007 she was the President and sole director of Cruisestock, Inc. a public company trading on the Over the Counter Bulletin Board.   She also served as the President and sole director of Venture Fund I, Inc. from August 24, 2004 (inception) to May 25, 2006.

EXECUTIVE OFFICERS AND DIRECTORS AFTER THE TRANSACTION

Effective on the Closing Date and upon the resignation of Ruth Shepley as President, Secretary, Treasurer and all other officer positions of the Company, Perry Lewis shall be appointed to serve as President, Chief Executive Officer, Secretary, Treasurer, and Chief Financial Officer.  Ruth Shepley shall appoint Perry Lewis to serve as the Company’s Sole Director upon her resignation as the Sole Director of the Company, such resignation to be effective as of the Effective Time.

Perry Lewis has appreciable experience dealing with small businesses and has revolutionized the way small businesses and organizations effectively and affordably build relationships with customer and clients.

Perry Lewis, age 60, is the Founder and Chief Executive Officer of Shire Warwick Lewis Capital Markets Limited, a provider of investment banking, brokerage, and market making, asset management, asset financing, venture capital, and real estate investment services. Mr. Lewis has over 30 years work experience in accountancy, taxation, business consultancy, litigation support, and financial administration. In 1989, Mr. Lewis joined accountancy practice Morison Stoneham as their first full time corporate finance partner. In 1996, Mr. Lewis left Morison Stoneham to set up the corporate finance department within MRI Moores Rowland, which later became part of the Chiltern Group. In 2003, Mr. Perry set up his own corporate finance consultancy, Mission Corporate Finance Limited, which is authorized and regulated by the United Kingdom’s Financial Services Authority.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships between any of our directors or executive officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of our 2010 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended February 28, 2014, the Company believes that Ruth Shepley our sole officer, director and shareholder prior to the transaction contemplated herein failed to comply with Section 16 filing requirements during such fiscal year.

Name	Number of Transactions	Number of Late Reports Not Reported on a Timely Basis	Failure to File a Required Form

Ruth Shepley		2	Form 3/Form 5

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our Sole Director, Perry Lewis would not be considered independent as he also serves as an executive officer of the Company.

Board Meetings and Annual Meeting

During the fiscal year ended February 28, 2014, our Board of Directors did not meet. We did not hold an annual meeting in 2014.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

EXECUTIVE AND DIRECTOR COMPENSATION

Summary Compensation Table — Calendar Year Ended February 28, 2013 and February 28, 2014

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. None of the Company’s officers and directors received any compensation during the fiscal year ended February 28, 2013 and February 28, 2014.

		Salary	Bonus	Option Awards	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Ruth Shepley, President, Secretary, Treasurer and Director	2014 2013	0	0	0	0	0
All Officers and Directors as a Group	2014 2013	0	0	0	0	0

Employment Agreements

We do not have any employment agreements with any of our current officers and directors and we currently do not provide any benefits to our officers at this time.

Outstanding Equity Awards at Fiscal Year End

None of our executive officers or directors received any equity awards, including, options, restricted stock or other equity incentives during the fiscal years ended February 28, 2013 and February 28, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, DE Acquisition 4, Inc. has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 4, 2014

DE ACQUISITION 4, INC.

By:

/s/   Ruth Shepley

Ruth Shepley, President